

Mail Stop 3720

July 31, 2017

Adam C. Vandervoort
Chief Legal Officer
Teladoc, Inc.
2 Manhattanville Road, Suite 203
Purchase, New York 10577

Re: **Teladoc, Inc.**
Form 10-K for the Year Ended December 31, 2016
Filed March 1, 2017
File No. 001-37477

Dear Mr. Vandervoort:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11--Telecommunications